Filed by Nuveen Municipal Trust (Commission File No. 333-239099)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended

Subject Company:

Nuveen Multistate Trust III (Commission File No. 811-07943)

Nuveen Tennessee Municipal Bond Fund

Your vote makes a difference. Please vote TODAY!

Shareholder Name

Address

Address

Address

Reference Number:

URGENT NOTICE – UPCOMING SHAREHOLDER MEETING

Dear Shareholder:

We mailed you proxy materials outlining an important proposal for your Fund.

After careful consideration, your Fund’s Board recommends that you vote FOR the proposal. The proposal has the support of an independent, nationally-recognized proxy advisory firm.

We urge you to vote before September 10, 2020, the date of your Fund’s

Special Shareholder Meeting.

Voting takes only a few minutes and can be done over the phone. Please call:

1-866-704-4430 (toll-free)

Hours:    9:00 a.m. - 11:00 p.m. (ET) – Monday through Friday

12:00 p.m. - 6:00 p.m. (ET) – Saturday

You will connect with a representative of Computershare, the firm helping your Fund gather votes, who will:

●	Use the reference number above to locate your voting record.
●	Take your vote over the phone, quickly and easily – it only takes a few moments.
●	Ensure the line is recorded for your protection.
●	Send you a confirmation of your vote by mail.

Thank you for your consideration of this proposal and for investing with Nuveen Funds.

Sincerely,

Christopher M. Rohrbacher

Vice President and Secretary